EXHIBIT 99.1

CHATTEM, INC. AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (2)	Charged to Other Accounts Describe		Accounts Written off	Balance at End of Period
Year ended November 30, 2003:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$962	$263	$—		$209	$1,016
Allowance for customer returns	2,583	3,477	—		3,846	2,214
Allowance for cash discounts	352	4,729	—		4,717	364

	$3,897	$8,469	$—		$8,772	$3,594

Year ended November 30, 2002:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$500	$1,537	$—		$1,075	$962
Allowance for customer returns	1,417	5,410	175	(1)	4,419	2,583
Allowance for cash discounts	308	4,506	—		4,462	352

	$2,225	$11,453	$175		$9,956	$3,897

Year ended November 30, 2001:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,025	$533	$—		$1,058	$500
Allowance for customer returns	1,245	5,100	—		4,928	1,417
Allowance for cash discounts	391	4,083	—		4,166	308

	$2,661	$9,716	$—		$10,152	$2,225

(1)	Assumed liability recorded in conjunction with purchase of Selsun Blue on March 28,2002.
(2)	Additions to the allowances for customer returns and cash discounts are recorded as a reduction to net sales. An increase in the allowance for doubtful accounts is recorded as a component of selling, general and administrative expenses.